





Tollgrade Business Overview

August 5-9, 2002

TOLLGRADE®

Difficult Times In Telecom



- WorldCom Scandal & Qwest SEC Investigation

- Overspending In 1999 & 2000 To Feed Dot.Com Business Growth That Never Materialized

- Deteriorating Line Growth
  - 188.6 Million In 2000 to 179.8 Million In 2001

- CapEx Spending Down
  - VZ $14-15 Billion To $13-13.5 Billion (7/31/02)
  - BLS $4.2-$4.4 Billion To $3.7-$3.9 Billion (7/23/02)
  - SBC $9.2-$9.7 Billion To $8 Billion (7/23/02)



TOLLGRADE®



Interesting Commentary



"The loss of access lines in not necessarily a disaster if we are able to do two things. The first is adding new service to the remaining lines; the second is cutting the cost."

*~ Frederic Salerno
Vice Chairman, Verizon*

Forbes, *August 12, 2002 Issue*

TOLLGRADE®



We Help Our Customers Deliver
"World-Class" Service Through
"Best In Class" Loop Testing and
Cable Network Status Monitoring



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NASDAQ TLGD

TOLLGRADE®

Market Position



Bell

Central Office

Customer

LoopCare

Customer

RT

DigiTest

COT

MCUs

TOLLGRADE®

Market Position



- Test 150 Million Lines Worldwide
  - Dominant RBOC Position
    - LoopCare Mission-Critical
  - Growing Internationally
- MCU Leading DLC Test Access
- DigiTest Designated LTS Replacement
  - LTSs In 10,000 RBOC COs
- DSL As Consumer



TOLLGRADE®

Strategy Moving Forward



- Enable the competitive rollout of consumer and consumer broadband services.

- Fully leverage the investments in their existing access network.

  - Centralized Test & Management Systems

  - Recently Deployed DSLAMs and NGDLCs



TOLLGRADE®

Three-Pronged Attack

ANALYSIS - *LoopCare*
- *Improved Automation*
- *New Services*



ACCESS - *MCU*
- *New DLCs*
- *Retrofit of Old DLCs*

MEASUREMENT - *DigiTest*
- *LTS Replacement*
- *DSL Functionality*
- *New Service Testing*



TOLLGRADE®

Tollgrade Products



















DigiTest IMU
TOLLGRADE
TOLLGRADE
MCU 4496
EXTENDED RANGE
DigiTest Access Unit
DAU1000
TOLLGRADE
DigiTest WTM
DigiTest DWU
LIGHTHOUSE
CABLE STATUS MONITORING SYSTEM
SITE MONITOR
HEADEND CONTROLLER
TRANSPONDER
System Software
LoopCare

2002 Goals

- Testability Franchise

- LTS Replacement

- Tollgrade for DSL

- DSL for DLC

- International Expansion

- Broadband Edge



TOLLGRADE®

TOLLGRADE®

Financial Statements



Balance Sheet (Dollars in Thousands)

	June 29, 2002	December 31, 2001
Assets		
Current Assets		
Cash and Investments	$42,476	$ 38,595
Accounts Receivable	11,275	9,617
Inventories	19,525	22,184
Other	2,959	3,430
Total Current Assets	$76,235	$73,826
Other	$72,682	$72,804
Total Assets	$148,917	$ 146,630

TOLLGRADE®

Industry Conditions …



Spending extremely tight:

- CapEx spending down among RBOCs

- Slowdown in line growth and deteriorating cash flow

- DLC growth slowed

- Heavy emphasis on business cases



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Tollgrade's Response & Successes

- Testability Programs

- International Promise

- Integrated Test Solutions

- DSL As A Consumer Service

- DigiTest RBOC Foothold

- First HMS LIGHTHOUSE Win

- Digital Wideband Node is DLC



TOLLGRADE®

Our Versatility

- International General Store of Consumer Service Testing

- Long-term position with LoopCare as the core RBOC OSS



TOLLGRADE®

Short-term Outlook



- Q2 Earnings Release Forecast

  - Third quarter sales in the range of $12 to $15 million

  - EPS estimates range from break-even to $0.06

  - Continuing tight conditions could push Tollgrade into the lower end of the range



TOLLGRADE®

Long-term Outlook



- Investing in R&D.

- More integrated DigiTest product family

  - Cost Improvement

  - Targeted DSL Loop-Carrier Applications

  - Modem Emulation Technology

- New MCUs As Needed

- New LoopCare Features



TOLLGRADE®

In Conclusion ...



The market is tough for telecom equipment vendors, but



- we're winning business

- we're generating cash

- we're making earnings

- and we're positioning ourselves well for the future.

TOLLGRADE®



Tollgrade Communications, Inc.

www.tollgrade.com

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